CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Floating Rate Senior Notes due 2022	$1,750,000,000	$202,825.00
Fixed Rate Senior Notes due 2027	$2,969,970,000	$344,219.53
Fixed Rate Senior Notes due 2047	$2,234,745,000	$259,006.95

PROSPECTUS Dated February 16, 2016 PROSPECTUS SUPPLEMENT Dated January 11, 2017	Pricing Supplement No. 1,278 to Registration Statement No. 333-200365 Dated January 17, 2017 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES I
Floating Rate Senior Notes Due 2022
Fixed Rate Senior Notes Due 2027
Fixed Rate Senior Notes Due 2047

We, Morgan Stanley, are offering the notes described below on a global basis.  We may redeem the Global Medium-Term Notes, Series I, Floating Rate Senior Notes Due 2022 (the “floating rate notes due 2022”), in whole but not in part, on January 20, 2021, at a redemption price equal to 100% of the principal amount to be redeemed plus accrued and unpaid interest thereon to but excluding the redemption date, in accordance with the provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption,” as supplemented by the provisions below under the heading “Optional Redemption of Floating Rate Notes Due 2022.”  We may redeem some or all of the Global Medium‑Term Notes, Series I, Fixed Rate Senior Notes Due 2027 (the “fixed rate notes due 2027”) at any time on or after July 20, 2017 in accordance with the provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Optional Make-whole Redemption of Debt Securities,” as supplemented by the provisions below.  We may redeem some or all of the Global Medium‑Term Notes, Series I, Fixed Rate Senior Notes Due 2047 (the “fixed rate notes due 2047” and, together with the floating rate notes due 2022 and the fixed rate notes due 2027, the “notes”) at any time on or after July 22, 2017 in accordance with the provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Optional Make-whole Redemption of Debt Securities,” as supplemented by the provisions below.

We will issue the notes only in registered form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes.” In addition, we describe the basic features of the floating rate notes due 2022 in the section of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities” and we describe the basic features of the fixed rate notes due 2027 and the fixed rate notes due 2047 in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities,” in each case subject to and as modified by the provisions described below.

With respect to the floating rate notes due 2022, we describe how interest is calculated, accrued and paid, including the adjustment of scheduled interest payment dates for business days (except at maturity), under “Description of Debt Securities—Floating Rate Debt Securities” in the accompanying prospectus.  With respect to the fixed rate notes due 2027 and the fixed rate notes due 2047, we describe how interest is calculated, accrued and paid, including where a scheduled interest payment date is not a business day (the following unadjusted business day convention), under “Description of Debt Securities—Fixed Rate Debt Securities” in the accompanying prospectus.

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

Investing in the notes involves risks. See “Risk Factors” beginning on page PS-3.

Floating Rate Notes Due 2022		Fixed Rate Notes Due 2027
Principal Amount:	$1,750,000,000	Principal Amount:	$3,000,000,000
Maturity Date:	January 20, 2022	Maturity Date:	January 20, 2027
Settlement Date		Settlement Date
(Original Issue Date):	January 20, 2017 (T+3)	(Original Issue Date):	January 20, 2017 (T+3)
Interest Accrual Date:	January 20, 2017	Interest Accrual Date:	January 20, 2017
Issue Price:	100.00%	Issue Price:	98.999%
Specified Currency:	U.S. dollars	Specified Currency:	U.S. dollars
Redemption Percentage		Redemption Percentage
at Maturity:	100%	at Maturity:	100%
Base Rate:	LIBOR	Interest Rate:	3.625% per annum (calculated
Spread (Plus or Minus):	Plus 1.18%		on a 30/360 day count basis)
Index Maturity:	Three months	Interest Payment Period:	Semi-annual
Index Currency:	U.S. dollars	(continued on the next page)
(continued on the next page)

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

MORGAN STANLEY
MUFG

Floating Rate Notes Due 2022 (continued)		Fixed Rate Notes Due 2027 (continued)
Initial Interest Rate:	The Base Rate plus 1.18% (to	Interest Payment Dates:	Each January 20 and July 20,
	be determined by the		commencing July 20, 2017
	Calculation Agent on the	Business Day:	New York
	second London banking day	Business Day Convention:	Following unadjusted
	prior to the Original Issue	Minimum Denominations:	$1,000 and integral multiples of
	Date)		$1,000 in excess thereof
Interest Payment Period:	Quarterly	CUSIP:	61746B EF9
Interest Payment Dates:	Each January 20, April 20,	ISIN:	US61746BEF94
	July 20 and October 20,	Other Provisions:	Optional make-whole
	commencing April 20, 2017		redemption on or after July 20,
Interest Reset Period:	Quarterly		2017 (spread over treasury rate:
Interest Reset Dates:	Each Interest Payment Date		plus 25 basis points)
Interest Determination
Dates:	The second London banking
day prior to each Interest
Reset Date
Reporting Service:	Reuters (Page LIBOR01)
Business Day:	New York
Calculation Agent:	The Bank of New York
Mellon (as successor to
JPMorgan Chase Bank, N.A.
(formerly known as
JPMorgan Chase Bank))
Minimum Denominations:	$1,000 and integral multiples
of $1,000 in excess thereof
CUSIP:	61746B EE2
ISIN:	US61746BEE20
Other Provisions:	See “Optional Redemption of
Floating Rate Notes Due
2022” below.

Fixed Rate Notes Due 2047
Principal Amount:	$2,250,000,000	Interest Payment Period:	Semi-annual
Maturity Date:	January 22, 2047	Interest Payment Dates:	Each January 22 and July 22,
Settlement Date			commencing July 22, 2017
(Original Issue Date):	January 20, 2017 (T+3)	Business Day:	New York
Interest Accrual Date:	January 20, 2017	Business Day Convention:	Following unadjusted
Issue Price:	99.322%	Minimum Denominations:	$1,000 and integral multiples of
Specified Currency:	U.S. dollars		$1,000 in excess thereof
Redemption Percentage		CUSIP:	61746B EG7
at Maturity:	100%	ISIN:	US61746BEG77
Interest Rate:	4.375% per annum	Other Provisions:	Optional make-whole
	(calculated on a 30/360 day		redemption on or after July 22,
	count basis)		2017 (spread over treasury rate:
plus 25 basis points)

Risk Factors

For a discussion of the risk factors affecting Morgan Stanley and its business, including market risk, credit risk, operational risk, liquidity and funding risk, legal, regulatory and compliance risk, risk management, competitive environment, international risk and acquisition, divestiture and joint venture risk, among others, see “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and our current and periodic reports filed pursuant to the Securities and Exchange Act of 1934 (file number 001-11758) that are incorporated by reference into this pricing supplement and the accompanying prospectus supplement and prospectus.

This section describes certain selected risk factors relating to the floating rate notes due 2022.  Please see “Risk Factors” in the accompanying prospectus for a complete list of risk factors relating to the notes.

The floating rate notes due 2022 have early redemption risk. We retain the option to redeem the floating rate notes due 2022, in whole but not in part, on January 20, 2021, on at least 15 but not more than 60 days’ prior notice.  It is more likely that we will redeem the floating rate notes due 2022 prior to their stated maturity date to the extent that the interest payable on the floating rate notes due 2022 is greater than the interest that would be payable on other instruments of ours of a comparable maturity, of comparable terms and of a comparable credit rating trading in the market.  If the floating rate notes due 2022 are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower interest rate environment.

Optional Redemption of Floating Rate Notes Due 2022

We may, at our option, redeem the floating rate notes due 2022, in whole but not in part, on January 20, 2021, on at least 15 but not more than 60 days’ prior notice, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on the floating rate notes due 2022 to but excluding the redemption date.

 On or before the redemption date, we will deposit with the trustee money sufficient to pay the redemption price of and accrued interest on the floating rate notes due 2022 to be redeemed on that date.  If such money is so deposited, on and after the redemption date interest will cease to accrue on the floating rate notes due 2022 (unless we default in the payment of the redemption price and accrued interest) and such notes will cease to be outstanding.

For information regarding notices of redemption, see “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption” in the accompanying prospectus.

The notes do not contain any provisions affording the holders the right to require us to purchase the notes after the occurrence of any change in control event affecting us.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On January 17, 2017, we agreed to sell to the managers listed below, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of 99.65%, plus accrued interest, if any, for the floating rate notes due 2022, at a net price of 98.549%, plus accrued interest, if any, for the fixed rate notes due 2027 and at a net price of 98.447%, plus accrued interest, if any, for the fixed rate notes due 2047, each of which we refer to as the “purchase price” for the respective notes.  The purchase price for the floating rate notes due 2022 equals the stated issue price of 100.00%, plus accrued interest, if any, less a combined management and underwriting commission of 0.35% of the principal amount of the floating rate notes due 2022, the purchase price for the fixed rate notes due 2027 equals the stated issue price of 98.999%, plus accrued interest, if any, less a combined management and underwriting commission of 0.450% of the principal amount of the fixed rate notes due 2027 and the purchase price for the fixed rate notes due 2047 equals the stated issue price of 99.322%, plus accrued interest, if any, less a combined management and underwriting commission of 0.875% of the principal amount of the fixed rate notes due 2047.

Name	Principal Amount of Floating Rate Notes Due 2022	Principal Amount of Fixed Rate Notes Due 2027	Principal Amount of Fixed Rate Notes Due 2047
Morgan Stanley & Co. LLC	$1,260,000,000	$2,160,000,000	$1,620,000,000
MUFG Securities Americas Inc.	175,000,000	300,000,000	225,000,000
ABN AMRO Securities (USA) LLC	17,500,000	30,000,000	—
Academy Securities, Inc.	—	—	22,500,000
ANZ Securities, Inc.	17,500,000	30,000,000	—
Barclays Capital Inc.	—	—	22,500,000
BB&T Capital Markets, a division of BB&T Securities, LLC	17,500,000	30,000,000	—
BBVA Securities Inc.	—	—	22,500,000
BMO Capital Markets Corp.	17,500,000	30,000,000	—
BNY Mellon Capital Markets, LLC	—	—	22,500,000
Capital One Securities, Inc.	—	30,000,000	22,500,000
CastleOak Securities, L.P.	17,500,000	—	—
Citizens Capital Markets, Inc.	17,500,000	30,000,000	—
Credit Agricole Securities (USA) Inc.	—	—	22,500,000
Deutsche Bank Securities Inc.	—	—	22,500,000
Drexel Hamilton, LLC	—	—	22,500,000
Fifth Third Securities, Inc.	—	—	22,500,000
ING Financial Markets LLC	17,500,000	30,000,000	—
KeyBanc Capital Markets Inc.	17,500,000	—	22,500,000
Lloyds Securities Inc.	17,500,000	30,000,000	—
Mischler Financial Group, Inc.	—	30,000,000	—
nabSecurities, LLC	—	—	22,500,000
PNC Capital Markets LLC	17,500,000	—	22,500,000
Rabo Securities USA, Inc.	—	—	22,500,000
Samuel A. Ramirez & Company, Inc.	—	30,000,000	—
RBC Capital Markets, LLC	—	—	22,500,000
RBS Securities Inc.	17,500,000	30,000,000	—
Regions Securities LLC	17,500,000	30,000,000	—
Santander Investment Securities Inc.	17,500,000	30,000,000	—
Scotia Capital (USA) Inc.	—	—	22,500,000
SG Americas Securities LLC	17,500,000	30,000,000	—
Skandinaviska Enskilda Banken AB (publ)	—	—	22,500,000
Standard Chartered Bank	—	—	22,500,000
SunTrust Robinson Humphrey, Inc.	17,500,000	30,000,000	—
TD Securities (USA) LLC	17,500,000	30,000,000	—
UniCredit Capital Markets LLC	17,500,000	30,000,000	—
U.S. Bancorp Investments, Inc.	—	30,000,000	22,500,000
The Williams Capital Group, L.P.	17,500,000	—	—
Total	$1,750,000,000	$3,000,000,000	$2,250,000,000

Morgan Stanley & Co. LLC is our wholly-owned subsidiary. Mitsubishi UFJ Financial Group, Inc., the ultimate parent of MUFG Securities Americas Inc. (one of the managers), holds an approximately 22% interest in Morgan Stanley.  This offering will be conducted in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  In accordance with Rule 5121 of FINRA, Morgan Stanley & Co. LLC and MUFG Securities Americas Inc. may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

Skandinaviska Enskilda Banken AB (publ) and Standard Chartered Bank are not U.S. registered broker-dealers and, therefore, to the extent that they intend to effect any sales of the notes in the United States, they will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture (as defined in the accompanying prospectus) and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (ii) the validity, legally binding effect or enforceability of any provision that permits holders to collect any portion of the stated principal amount upon acceleration of the notes to the extent determined to constitute unearned interest.  This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated January 11, 2017, which is Exhibit 5.1 to the Form 8-K filed by Morgan Stanley on January 11, 2017.